SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Tim Whyte

Sofaer Global Research (UK) Ltd.

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44-20-7259-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.  ☐

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307325100	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sofaer Capital Natural Resources Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
8 SHARED VOTING POWER 9,364,979
9 SOLE DISPOSITIVE POWER 739,900
10 SHARED DISPOSITIVE POWER 8,625,079

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,364,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

This Amendment (“Amendment”) amends and supplements the original Statement on Schedule 13D filed on October 30, 2006 (the “Original Schedule 13D”) by Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“Sofaer Resources” or the “Reporting Person”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Company”). Sofaer Resources is filing this Amendment to update certain information with respect to the “group” status, voting power and any deemed beneficial ownership reported in the Original Schedule 13D. Unless otherwise stated, the information set forth in the Original Schedule 13D remains accurate in all respects.

Sofaer Resources filed the Original Schedule 13D in connection with a proxy solicitation by Sofaer Capital Inc., a British Virgin Islands company (“Sofaer”) in which Sofaer Resources was a participant. Sofaer and Sofaer Resources are no longer participants in a solicitation of proxies, and as reported by Sofaer on a Schedule 13D/A filed on January 11, 2007, Sofaer is no longer party to an Investor Group Agreement with respect to the Company. Any “group” status, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, that may have been deemed pursuant to the proxy solicitation and/or the Investor Group Agreement has been dissolved. Sofaer Resources is filing this amendment to reflect such changes.

1.	SECURITY AND ISSUER.

No material change.

2.	IDENTITY AND BACKGROUND.

No material change.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No material change.

4.	PURPOSES OF TRANSACTION.

Section 4 is hereby amended and restated in its entirety and replaced by the following:

The acquisition of the shares of Common Stock by the Reporting Person is for investment purposes.

5.	INTEREST IN SECURITIES OF THE ISSUER.

Section 5(a) is hereby amended and restated in its entirety and replaced by the following:

A.

The Reporting Person owns 739,900 shares of Common Stock of the Company. Although the Reporting Person is managed by independent trustees and pursues its own investment strategy, by virtue of its relationship with Sofaer, the Reporting Person may be deemed the beneficial owner of the

Page 3 of 5 Pages

shares of Common Stock held by Sofaer as well as Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAHF”), and Sofaer Capital Global Hedge Fund, a Cayman Islands mutual trust (“SCGHF” and together with Sofaer, SCAHF and SCGHF, the “Sofaer Related Parties”). Therefore, the Reporting Person may be deemed the beneficial owner of 9,364,979 shares of Common Stock, 6,825,629 shares of which are outstanding and 2,539,350 shares of which are issuable upon the exercise of warrants. According to the Company’s Quarterly Report on Form 10-Q filed on November 8, 2006, there were 123,757,342 shares of Common Stock outstanding as of October 31, 2006. Together, the Reporting Person and the Sofaer Related Parties may therefore be deemed to have a beneficial ownership percentage of 7.4%.

Each of the parties described above disclaims beneficial ownership of the shares held by any other party.

Section 5(b) is hereby amended and restated in its entirety and replaced by the following:

B.	The Reporting Person has sole dispositive power over 739,900 shares of Common Stock. Together, the Reporting Person and the Sofaer Related Parties may be deemed to have shared dispositive power and shared power to vote with respect to 9,364,979 shares of Common Stock.

C.	No material change.

D.	Not applicable.

E.	Not applicable.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Section 6 is hereby amended and restated in its entirety by the following:

Sofaer is an investment advisor to the Reporting Person.

7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 11, 2007

SOFAER CAPITAL NATURAL RESOURCES HEDGE FUND

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Investment Manager

Page 5 of 5 Pages